(logo)
                                                OPPENHEIMERFUNDS
Robert G. Zack                                  OppenheimerFunds, Inc.
Senior Vice President anTwo World Trade Center, 34th Floor
Associate General Counsel     New York, NY 10048-0203
                                                Tel 212 323 2000


                                                March 5, 1998


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer World Bond Fund
                   File No. 811-5670
            Registration Statement on Form N-1A

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer World Bond Fund, Inc. (the "Fund") on January 30, 1998 (accession number 0000841057-98-000002). The filing consisted of documents comprising of an initial registration statement on Form N-1A.

      Pursuant to Rule 477 of the 1933 Act, we are hereby requesting the withdrawal of this that filing. The reason for the withdrawal is that this filing was incorrectly marked as an amendment filed pursuant to Rule 485(a). The filing should have been marked as an initial filing on Form N1-A. A subsequent filing marked as such was made on March 2, 1998 (accession number 0000841057-98-000004).

     If you have any questions regarding this filing, please contact Kathleen Ives, Esq. at (303) 768-3331.

                                          Sincerely yours,


                                      /s/ Robert G. Zack
                                          --------------------------------
                                          Robert G. Zack
                                          Assistant Secretary of the
                                          Registrant